

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2020

Stephen Whatley
Chief Executive Officer
Southern States Bancshares, Inc.
615 Quintard Ave.
Anniston, AL 36201

      Re: Southern States Bancshares, Inc.
           Draft Registration Statement on Form S-1
           Submitted on March 19, 2020
           CIK No. 0001689731

Dear Mr. Whatley:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed March 19, 2020

Industry and Market Data, page ii

1.   We note you indicate that the prospectus includes industry and market data, and that you have not independently verified this information and this information could prove to be inaccurate or incomplete. Please revise to clarify that, notwithstanding the foregoing, you believe this information is reliable.

Prospectus Summary
Our History and Growth, page 1

2.   We note that you completed the acquisition of East Alabama Financial Group, Inc. in September 2019. We also note that you have included the financial statements of East

Alabama Financial Group, Inc. in this filing as well as pro forma information on page F-45.   Please address the following:

- The pro forma information provided on page F-45 appears to include information required by ASC 805-10-50. Please revise to include this information within your notes to the consolidated financial statements (i.e., Note 2 - Acquisition Activity on page F-16).
- Tell us your consideration and how you have complied with the requirements of providing full pro forma financial information in accordance Article 11 of Regulation S-X (i.e., a complete pro forma income statement for the period ending December 31, 2019 along with footnotes supporting the pro forma adjustments). Ensure your response addresses your consideration of the specific criteria in 11-01(a)(1) and 11-01(b)(1), as well as the preparation requirements in 11-02.

3. On page 6, in the first full paragraph, please clarify what "digital banking products" you offer and tell us whether they are different than your mobile and online services. Please make conforming revisions to the similar disclosure on page 85 of the Business section.

Selected Historical Consolidated Financial Data and Other Information, page 12

4. We note your disclosure in footnote (1) on page 14 states that other noninterest expense includes $2.0 million received from State of Alabama Loan Guarantee Fund dissolution for 2019. However, the table you present on page 55 shows this $2.0 million amount included in noninterest income, rather than noninterest expense. Please revise your table on page 12 to cross-reference to the appropriate line item where the $2.0 million has been recorded.

Non-GAAP Financial Measures, page 15

5. We note your calculation and reconciliation of pretax pre-provision core net income excludes a $2.0 million charge recognized through your provision relating to the dissolution of a loan guarantee program from the state of Alabama. However, you do not exclude the related $2.0 million gain. Please tell us how you believe this presentation is consistent with Question 100.03 of the Non-GAAP Financial Measures C&DI. Similarly, tell us whether you consider the $2.0 million gain to be a recurring or non-recurring item and your consideration of whether it should be excluded from your core net income as well.

Risk Factors
Southern States ability to pay dividends, page 34

6. Please quantify, to the extent practicable, the "certain capital levels" referred to in this risk factor, that the Bank must maintain, which may restrict the ability of your Bank to pay dividends to you, and your ability to pay dividends to your stockholders.

Use of Proceeds, page 44

7.   We note that one of the intended use of proceeds is the potential acquisition of other banks or closely related businesses. Please revise to disclose any current plans for acquisitions or revise to indicate you have no current plans.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 51

8.   We note that you recognized a $2.0 million gain in noninterest income during 2019 for funds received from the State of Alabama as a result of the dissolution of a loan guarantee program that the Bank participated in. Please provide us with more information about the nature of this program and arrangement, including any relevant terms, services, criteria and reference to accounting guidance applied to account for the arrangement.

Recently Issued Accounting Pronouncements, page 78

9.   We note from your disclosures on page F-28 that you entered into various lease arrangements; however, you make no reference to your adoption or pending adoption of ASC 842. Please revise to include disclosures regarding your adoption or plans for adoption in future periods, including any necessary transition disclosures. Refer to SAB 74 for additional guidance.

Principal and Selling Stockholders, page 110

10.   Please disclose in a footnote the natural person or persons that have voting and dispositive control of the shares for any entities listed in the table. Examples include Patriot Financial Partners and Davis Partnership, L.P.

Exclusive Forum, page 116

11.   We note your disclosure that your exclusive forum provision would not apply to suits brought to enforce any duty or liability created by the Securities Act or Exchange Act. Please ensure that the exclusive forum provision in your amended and restated bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
General, page F-8

12.   Please revise your disclosure to include a footnote addressing subsequent events. Refer to ASC 855.

<u>Earnings Per Share, page F-14</u>

13.   We note your presentation of basic and diluted earnings per share. We also note that you have restricted stock and stock options; however, it is unclear how you considered the applicability of the two-class method in your earnings per share computation. Please tell us how you considered the application of the two-class method in accordance with ASC 260-10-45-59A through 70, including a discussion of the dividend and various other rights of the restricted stock and stock options. To the extent that you are applying the two-class method, revise to clarify in your disclosures accordingly.

<u>Accounting Standards Adopted, page F-15</u>

14.   We note that you adopted ASC 606 on January 1, 2018. As it relates to your in-scope revenue streams, please tell us where you have provided, or revise to include, the disclosures required by ASC 606-10-50. For example, tell us where or revise to include disclosures describing the nature of the services, performance obligations and timing of recognition for each in-scope revenue stream.

<u>Accountants' Compilation Report, page F-87</u>

15.   We note that your independent accountant has included a compilation report which states that they have not audited or reviewed the accompanying financial statements. Please note compilation reports are not appropriate because the association of the accountant provides no basis for reliance. Please revise your document to remove the Independent Accountant's Compilation Report from your registration statement along with any references thereto. Additionally, although the staff does not require your auditor's to file a written review report, we do require that you engage an independent accountant to review your interim financial statements and related footnotes. Refer to Rule 10-01(d) of Regulation S-X and PCAOB — AU Section 722.

<u>General</u>

16.   Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

You may contact Robert Klein at 202-551-3847 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance